CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

                  May 6, 2009

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-Q for Fiscal Quarter Ended
September 30, 2008
Filed November 13, 2008
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2009
File No. 333-129919

Dear Ms. Cooper:

This letter is in response to the comment letter of the Staff dated April 23, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response.

Form 10-Q as of September 30, 2008

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition.

1.
We note your response to comment 1 of our letter dated March 5, 2009, stating you have revised your revenue recognition policy.  Please clarify to us if you have made a change to your previous accounting policy or if you have solely clarified your policy.  If you made a change in your actual accounting policy, please tell us the impact the change had on the financial statements and if the impact is material, please amend your filings to include the disclosures required by SFAS 154.

Response:

In response to your comment as to whether we had made a change in our revenue recognition policy, we did not revise our revenue recognition policy.  We did, however, expand our disclosure of our “Allowance for Loan Losses” policy.  We recognize that our revenue recognition policy did refer to impairment which was not consistent with the allowance for loan losses policy and thus understand your queries.  Further, we note the term “non-performing” is better suited for the revenue recognition policy and the term “impairment” is better suited for the allowance for loan losses policy. Accordingly, in future filings, we will clarify our revenue recognition policy as follows (emphasis added):

Interest is recognized as revenue on a performing loan when earned according to the terms of the loans, using the effective interest method.  We do not accrue interest income on loans once they are determined to be non-performing.  However, interest is recognized as revenue on non-performing loans using a cash basis method.  A loan is considered non-performing:  (1) when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement; or (2) when the payment of interest is 90 days past due.  Cash receipts will be allocated to interest income, except when such payments are specifically designated by the terms of the loan as principal reduction or when management does not believe our investment in the loan is fully recoverable.

Please note that we have consistently applied the above policy as it relates to our financial statements.

As we did not change our revenue recognition policy (we just expanded our disclosure of our allowance for loan losses policy), we do not believe our periodic filings should be amended to include disclosures required by SFAS 154.

2.
As a related matter, we reviewed your revenue recognition policy disclosure in your 2008 Form 10-K and we did not note any revisions to the part of the policy that relates to impaired loans.  However, we did note the change to your allowance for loan loss policy with respect to recording impaired loans.   Your policies pertaining to impaired loans are different in the two locations.  Please revise future filings to provide consistent information throughout the filing.

Response:

Please see the clarification for “Revenue Recognition” discussed in our response to your comment 1 above.

Allowance for Loan Losses

3.
In comment 1 to our letter dated March 5, 2009, we asked you to clearly describe when you consider a loan nonperforming in the notes to the financial statements of future filings.  While we note your enhanced disclosures in your 2008 Form 10-K, we did not note a specific policy clarifying when you consider a loan nonperforming.  Please provide us with this information and confirm you will revise future filings to include this disclosure.

Response:

See our response to your Comment 1.  We will consistently disclose in future filings when we consider a loan non-performing as noted in our revenue recognition policy.

Note 3 – Investments in Notes Receivable

4.	We note your response to comments 2 and 3 of our letter dated March 5, 2009, stating you will revise future filings to report the following:

•	The date you originated the loans with RES
•	The date RES anticipates completing the projects; and
•	Any updates on the status of the projects
•	The dates of the various payments made to RES

Please tell us where in your 2008 Form 10-K we can find these disclosures as we were not able to find them.

Response:

In response to your comments in your letter of March 5, 2009 we had expanded our disclosures  with respect to the RES advances as to projects and total amounts in the Risk Factor (See “Risks Related to the Company’s Lending Activities” on page 12), the MDA on page 21, and in Note 3 to the Financial Statements with the following language:

During 2008, we completed financing to Real Equity Solutions (“RES”) for one property in Marin County, California, for an aggregate loan of $654,750 and two residential properties in San Francisco for $626,193 and $707,542. RES has used the loan from the Company to fund its own lending and construction business. The loan to RES is secured by an assignment of real estate deeds of trust and has a term of 365 days (and which may be extended by the consent of both parties for up to an additional 6 months), with an effective interest of 15% and is due upon maturity.  The Company’s loan may be subordinated to senior lenders.

In future filings, we will further expand our disclosure as follows:

On February 26, 2008, we agreed with Real Equity Solutions, Inc. (“RES”) to provide a lending facility for loans RES makes, subject to our approval of each advance. The interest rate for the Lending Facility is 15% per annum. Upon the request of RES, interest payments may be deferred for up to 180 days at the discretion of CSF. Upon expiration of the deferral period, all principal and deferred interest would be due.  On February 26, 2008, we advanced our first funds to RES, who loaned the money for a residential construction project in Marin County California. Throughout 2008 and into early 2009, we continued to advance funds to RES for the Marin County project as well as two San Francisco residential projects as noted in the schedule below:

Quarter RES (#52 Prentiss) RES (#64 Prentiss) RES (Marin) Totals

Q1 2008 - - $478,000 $ 478,000
Q2 2008 - - $176,750 $ 176,750
“ $622,193 $703,542 - $1,325,735
Q3 2008 $ 4,000 $ 4,000 - $ 8,000
Q4 2008 $ 10,000 $ 10,000 - $ 20,000
Q1 2009 $ 30,000 $ 30,000 - $ 60,000
Totals $666,193 $747,542 $654,750 $2,068,485

Est. Project
Completion
Date June 2009 June 2009 Completed

Our advances to RES our secured by assignment of real estate deeds of trust, subordinated to any primary lenders.

In May 2008, RES notified us that their San Francisco loans had become non-performing. RES secured the properties in order to complete the construction (estimated completion or completion dates are noted in the schedule above). Once construction is complete, the projects will be sold in order to repay the obligations to RES’s other lender and to ourselves. Currently, the Marin County property is listed for sale and RES expects to list the San Francisco properties in June or July of 2009.

On August 1, 2003, we entered into an Amended and Restated Lending Facility Note to permit the deferral of interest on the Q1 through Q2 and any future advances for up to 365 days from the date of issuances. On February 3, 2009, we entered into an Amended and Restated Lending Facility Note to permit the deferral of interest on the Q1 through Q3 and any future advances for up to 545 days from the date of issuances. On February 20, 2009, we entered into an Amended and Restated Lending Facility Note with RES to require that the principal and interest on the Marin County project be due no later than August 15, 2009. On April 24, 2009, we entered into an Amended and Restated Lending Facility Note with RES to require that the principal and interest on the San Francisco projects be due no later than October 29, 2009.

We have reviewed the fair value of the properties and based on our estimates, we believe the value of all properties to be sufficient to cover the costs of all accrued principal and interest payments to both RES and ourselves.

5.
As a related matter, we note your disclosure stating that on February 20, 2009 you extend the principal and interest owed on the loans to RES until August 15, 2009.  Additionally we note your investment in notes receivable, net increased by $100,000 in the three months ended December 31, 2008.  Please tell us if the investment increase pertains to additional advances to RES.  If so, considering the fact you have also extended the repayment terms of your loan to RES, please tell us why you still believe that no allowance for loan losses is necessary.

Response:

See Table in Comment 4 – the notes receivables increased by only $20,000 in the 4th Qtr of 2008 (from $1,988,485 as of 9/30/08 to $2,008,485 as of 12/31/08).  This $20,000 was advanced to RES for the two San Francisco construction projects.

RES requested a six month extension in connection with the Marin advances in early February 2009 and has also requested an extension for the San Francisco properties.  We have granted the extension requests after performing  an evaluation of the value of the properties and after we determined, in our best estimate, that the values were sufficient to cover our principal and accrued interest (through the extension date) on all projects.  Please see the revised disclosure in Comment 4 above.

Note 6 – Notes – Series A

6.
We note your response to comment 4 of our letter dated March 5, 2009.  In your roll forward, we note there were $763,814 of offering costs deferred from September 30, 2005 to September 30, 2007 and none of these costs were amortized to the statement of operations as of September 30, 2007.  We note your policy stating you defer costs incurred in connection with your notes offering until the offering proceeds are received.  We also note you have recorded $225,000, $3,435,000, $6,140,000 and $6,830,000 in note payable as of December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, respectively.  It appears you have received offering proceeds during the period from December 31, 2006 through September 30, 2007.  Please explain to us why you did not begin amortizing your deferred offering costs until the quarter ending December 31, 2007.

Response:

We apologize as the amortization schedule we previously provided was not correct as to the allocation of the amortization expense in 2007. We began amortizing all debt placement costs on January 1, 2007.  After reviewing our policies for 2007 we determined that the amortization should be done under the effective interest method.  Additionally as part of that review we also determined that, as you stated, some costs should have been amortized in 2006 in relation to the $225,000 of 5 Year Notes issued and outstanding as of December 31, 2006.  However, we determined the amount to be insignificant and the amortization was recorded during 2007.  For the year ended December 31, 2007, we amortized a total of $37,486 (in relation to the 5 Year Notes) under the effective interest method.

7.
As a related matter, in response to comment 4 of our letter of March 5, 2009, you state you had accumulated amortization of $91,692 as of September 30, 2008 and $75,601 as of December 31, 2008.  Please explain why the amount of accumulated amortization decreased from September 30 to December 31, 2008.

Response:

Amortization at September 30, 2008 was actually $91,692 and at December 31, 2008 was $113,087.  Accordingly, the amount of accumulated amortization increased.

Form 10-K as of December 31, 2008

8.
On page 4 you state you have suspended the offering of your notes on November 13, 2008 and do not plan to recommence such offers until after you have ceased the private offering of your preferred stock.  Please note that you are required to write off all deferred offering costs of abandoned offerings as detailed in SAB Topic 5A.  Please tell us what consideration was given to this guidance at both December 31, 2008 and March 31, 2009 and your analysis as it relates to whether or not you should have written off all deferred offering costs related to your notes.

Response:

The specific costs you refer to actually relate to the private offering of our preferred stock, not our debt offering of 5 Year Notes.  Accordingly, such costs would not be written off at this point as the preferred stock offering is still ongoing.  Please refer to our policy on Deferred Issuance Costs as found in Note 1 to the financial statements included in our Form 10-K which we include here for your convenience as follows:

The company incurred $471,566 in legal fees in connection with the preferred stock offering during the year ended December 31, 2008.  As no preferred stock was issued during the year, these costs are reflected on the balance sheet as deferred issuance costs.

Please contact me if you have any additional questions or if you need any additional information.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.